Free Writing Prospectus to Preliminary Pricing Supplement No. 5,951

Registration Statement Nos. 333-275587; 333-275587-01

Dated January 16, 2025; Filed pursuant to Rule 433

Morgan Stanley

5-Year SPXF40D4 Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying index:	S&P® 500 Futures 40% Intraday 4% Decrement VT Index (SPXF40D4). For information about the underlying index, see the accompanying preliminary pricing supplement.
Early redemption:

If the index closing value of the underlying index is greater than or equal to the initial index value on any quarterly redemption determination date (beginning after one year), the securities will be automatically redeemed

Coupon barrier level:	65% of the initial index value
Downside threshold level:	60% of the initial index value
Contingent monthly coupon:	At least 16.50% per annum
Coupon payment dates:	Monthly
Early redemption dates:	Beginning after one year, quarterly
Pricing date:	January 31, 2025
Final determination date:	January 31, 2030
Maturity date:	February 5, 2030
CUSIP:	61777R7A5
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225002435/ms5951_424b2-01225.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Underlying Index	Payment at Maturity (excluding any coupon payable at maturity)
+40%	$1,000.00
+30%	$1,000.00
+20%	$1,000.00
+10%	$1,000.00
0%	$1,000.00
-10%	$1,000.00
-20%	$1,000.00
-30%	$1,000.00
-40%	$1,000.00
-41%	$590.00
-50%	$500.00
-60%	$400.00
-70%	$300.00
-80%	$200.00
-90%	$100.00
-100%	$0.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●You will not receive any contingent monthly coupon for any monthly period where the index closing value is less than the coupon barrier level.

●The contingent monthly coupon, if any, is based solely on the index closing value or the final index value, as applicable.

●Investors will not participate in any appreciation in the value of the underlying index.

●The automatic early redemption feature may limit the term of your investment to as short as approximately one year. If the securities are redeemed early, you may not be able to reinvest at comparable terms or returns.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the underlying index.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 5-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $920.20 per security, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Index

●No assurance can be given that the investment strategy used to construct the underlying index will achieve its intended results or that the underlying index will be successful or will outperform any alternative index or strategy that might reference the futures contract.

●The decrement of 4% per annum will adversely affect the performance of the underlying index in all cases, whether the underlying index appreciates or depreciates. The underlying index includes a decrement feature, whereby 4% per annum is deducted daily from the level of the underlying index.

●The underlying index is subject to risks associated with the use of significant leverage.

●The underlying index may not be fully invested.

●The underlying index was established on August 30, 2024 and therefore has very limited operating history.

●As the underlying index is new and has very limited historical performance, any investment in the underlying index may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

●Higher future prices of the futures contract to which the underlying index is linked relative to its current prices may adversely affect the value of the underlying index and the value of the securities.

●Suspensions or disruptions of market trading in futures markets could adversely affect the price of the securities.

●Legal and regulatory changes could adversely affect the return on and value of your securities.

●Adjustments to the underlying index could adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.